Exhibit 99.2

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Nova Measuring Instruments Schedules
Third Quarter 2007 Earnings Conference Call
for November 6, 2007 at 9:00 am EST

REHOVOT, Israel – October 24, 2007 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, will release results for the third quarter 2007 before the market opens on November 6, 2007. In conjunction with this release, Nova will host a conference call later the same day at 09:00 am EST.

Mr. Gabi Seligsohn, President & and Chief Executive Officer, and Mr. Dror David, Chief Financial Officer will review and discuss the third quarter results and other business developments, and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S.Dial-in Numbers: 1 888 642 5032
U.K.Dial-in Number: 0 800 032 3367
ISRAEL Dial-in Number: 03 918 0687
INTERNATIONAL Dial-in Number: +972 3 918 0687
At:
9:00 a.m. Eastern Time
6:00 a.m. Pacific Time
4:00 p.m. Israeli Time

For those unable to participate in the conference call, there will be a replay available the day following the call on Nova’s website at www.nova.co.il.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.